UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2014 (Report No. 2)

ALCOBRA LTD.

(Translation of registrant's name into English)

Amot Investment Building

2 Weizman St. 9th Floor

Tel Aviv 6423902 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):____

Attached hereto and incorporated by reference herein is the registrant's press release issued on August 11, 2014.

The GAAP financial statements in this Form 6-K of ALCOBRA LTD. as well as the first sentence in each of the three first bullet points and the last bullet point under the heading ‘Second Quarter and Recent Corporate Updates’ in the press release herein are incorporated by reference into the Registration Statements on Form F-3 (File No. 333-197411) and Form S-8 (File No. 333-194875) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcobra Ltd. (Registrant) By /s/ Dr. Yaron Daniely
Name: Dr. Yaron Daniely
Chief Executive Officer and President

Date: August 11, 2014

U.S. Investor Contacts	Media Inquiries	Israel Investor Contact:
LifeSci Advisors, LLC	Sam Brown, Inc.	Alcobra Investor Relations
Michael Rice	Mike Beyer	Debbie Kaye
646-597-6979	773-463-4211	+972-72 2204661
mrice@lifesciadvisors.com	mikebeyer@sambrown.com	debbie@alcobra-pharma.com

ALCOBRA ANNOUNCES SECOND QUARTER FINANCIAL RESULTS

AND PROVIDES CORPORATE UPDATE

•	Company Describes New Brain Imaging Data Supporting Use of MDX in ADHD
•	Company Reviews Patients Demographics in Phase III study
•	Conference Call & Webcast at 8:30 a.m. Eastern Time/5:30 a.m. Pacific Time

Tel Aviv, Israel – August 11, 2014 – Alcobra Ltd. (NasdaqGM: ADHD), an emerging pharmaceutical company focused on the development of new medications to help patients with cognitive disorders, including Attention Deficit Hyperactivity Disorder (ADHD) and Fragile X Syndrome, today announced financial results for the second quarter ended June 30, 2014 and provided a business update.

Second Quarter Ended June 30, 2014 Financial Results:

•	Total operating expenses were $7.8 million, compared with $7.8 million in the first quarter of 2014 and $1.2 million in the second quarter of 2013.
•	Net operating expenses, excluding non-cash stock based compensation, were $6.9 million, compared with $6.5 million in the first quarter of 2014 and $0.5 million in the second quarter of 2013.
•	Research and development (R&D) expenses were $5.9 million, compared with $5.5 million in the first quarter of 2014 and $0.3 million in the second quarter of 2013. R&D expenses consist primarily of costs associated with the preclinical and clinical development of product candidates.
•	Pre-commercialization expenses were $0.6 million, compared with $0.5 million in the first quarter of 2014. Pre-commercialization expenses consist primarily of costs associated with market research and analysis as well as business development.
•	Cash, cash equivalents and short-term deposits totaled $38.9 million at June 30, 2014 compared with $50.1 million at December 31, 2013.

Second Quarter and Recent Corporate Updates:

•	Announced in mid-July the completion of patient enrollment in the Phase III clinical trial of Metadoxine Extended Release (MDX) in adult ADHD patients. The trial enrolled 300 patients, 116 of which were Predominantly Inattentive ADHD (39%). Patients' baseline demographics appear similar to previous trials conducted with MDX.
•	Commenced patient screening in the Phase IIb study of MDX in adolescents and adults with Fragile X Syndrome. The study remains on track to be completed in the fourth quarter and report top-line data before the end of the year.
•	Commenced patient screening in the Phase IIb trial of pediatric ADHD. Expect to fully enroll the trial and provide top-line data readout before the end of the year.
•	Presented new neuroimaging data using a pharmacological MRI animal study.
°	MDX showed significant effects in brain areas related to executive function, learning and memory, motivation, information integration and processing, attention and cognition, which are dysregulated in various cognitive impairments and disorders, including ADHD.

°	MDX had no effect on any of the mesolimbic dopamine system brain regions (such as the nucleus accumbens), known to be involved in the reinforcing effects of scheduled drugs.
•	Presented positive results from Phase IIb study of MDX in adults with predominantly inattentive ADHD (PI-ADHD) at the American Psychiatric Association (APA) annual meeting.
°	MDX produced a statistically significant improvement (p < 0.01) on the primary endpoint compared to placebo.
°	MDX was superior to placebo after a single dose while demonstrating tolerability profile comparable to placebo.
•	Presented additional evidence of novel mechanism of action for MDX in cognitive disorders at the Society of Biological Psychiatry (SOBP) annual meeting.
•	Issued a new U.S. patent covering MDX's use in the treatment of Cognitive Disorders (US Patent #8,710,067).
•	Following the Initial Public Offering of Bio Blast Pharma on the NASDAQ, Dr. Dalia Megiddo, Bio Blast’s Chief Executive Officer, announced her resignation from Alcobra’s Board of Directors.

“We had a very productive second quarter, as we advanced clinical development in all of our target indications supporting the use of MDX as a novel and effective compound that delivers rapid cognitive effects in combination with a favorable tolerability profile,” said Dr. Yaron Daniely, President and Chief Executive Officer of Alcobra.

Conference Call & Webcast

Monday, August 11 @ 8:30am Eastern Time/5:30am Pacific Time

Domestic:	855-469-0611
International:	484-756-4341
Passcode:	78699281
Webcast:	www.alcobra-pharma.com

Replays
Domestic:	855-859-2056
International:	404-537-3406
Passcode:	78699281

About Alcobra Ltd.

Alcobra Ltd. is an emerging pharmaceutical company primarily focused on the development and commercialization of a proprietary drug candidate, MDX (MG01CI), to treat cognitive disorders including Attention Deficit Hyperactivity Disorder (ADHD) and Fragile X Syndrome. MDX has completed multiple Phase II studies in adults with ADHD and has completed enrollment in a Phase III study in adults with ADHD. The company has also begun separate Phase IIb trials in pediatric ADHD and in adolescents and adults with Fragile X Syndrome. Alcobra was founded in 2008 and is traded on the NASDAQ under "ADHD". For more information please visit the Company's website, www.alcobra-pharma.com, the content of which is not incorporated herein by reference.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on Alcobra's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alcobra could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding expected enrollment and completion of clinical studies, as well as timing of providing data readouts. In addition, historic results of scientific research do not guarantee that the conclusions of future research would not suggest different conclusions or that historic results referred to in this press release would be interpreted differently in light of additional research or otherwise. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Alcobra Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 filed with the Securities and Exchange Commission (SEC) and in subsequent filings with the SEC. Except as otherwise required by law, Alcobra disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

# # #

Alcobra Pharma Ltd Consolidated

Statement of Operation

(In thousands, except share and per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Research and development expenses	$5,918	$321	$11,440	$396
Pre commercialization expenses	565	-	1,089	-
General and administrative	1,348	875	3,137	1,114

Operating loss	7,831	1,196	15,666	1,510

Financial expenses (income), net	(57)	143	(135)	206

Loss before taxes on income	7,774	1,339	15,531	1,716
Taxes on income	6	-	15	-

Net loss attributable to holders of Ordinary shares	7,780	1,339	15,546	1,716

Net basic and diluted loss per share	$(0.57)	$(0.15)	$(1.14)	$(0.20)
Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	13,662,146	9,016,628	13,649,427	8,397,070

Alcobra Pharma Ltd Consolidated

Balance Sheets

(In thousands)

ASSETS

	June 30,	December 31,
	2014	2013
	(unaudited)
Current assets:
Cash and cash equivalents	$6,912	$22,095
Short-term bank deposits	32,025	28,008
Receivables and prepaid expenses	1,022	115
Total current assets	39,959	50,218

Long-term assets:
Other long-term assets	107	57
Property and equipment, net	105	49

Total long-term assets	212	106

Total assets	$40,171	$50,324

LIABILITIES AND

SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$1,457	$47
Accrued expenses and other liabilities	3,296	1,589
Total current liabilities	4,753	1,636

Shareholders’ equity:
Ordinary shares	39	39
Additional paid-in capital	69,659	67,383
Accumulated deficit	(34,280)	(18,734)

Total shareholders’ equity	35,418	48,688

Total liabilities and shareholders’ equity	$40,171	$50,324

Alcobra Pharma Ltd Consolidated

Cash Flow Data

(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net loss	$(7,780)	$(1,339)	$(15,546)	$(1,716)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	8	2	14	3
Interest on convertible notes	-	142	-	203
Stock based compensation	941	739	2,276	744
Gain from sale of property, plant and equipment	-	-	-	1
Change in operating assets and liabilities:
Receivables and prepaid expenses	(31)	41	(907)	(4)
Other long-term assets	(13)	-	(50)	-
Trade payables	48	46	1,410	44
Accrued expenses and other liabilities	1,359	20	1,707	193
Net cash used in operating activities	(5,468)	(349)	(11,096)	(532)

Cash flow from investing activities:
Purchase of property and equipment	(20)	(3)	(70)	(3)
Decrease (increase) in long-term deposit	-	(6)	-	(4)
Investment in (proceeds from) short-term bank deposit	2,008	(4,000)	(4,017)	(4,000)
Investment in (proceeds from) restricted bank deposit	-	-	-	-
Net cash (used in) provided by investing activities	1,988	(4,009)	(4,087)	(4,007)

Cash flow from financing activities:
Issuance of share capital upon initial public offering	-	21,920	-	21,920
Proceeds from issuance of convertible notes	-	-	-	115
Net cash provided by financing activities	-	21,920	-	22,035

Increase (decrease) in cash and cash equivalents	(3,480)	17,562	(15,183)	17,496

Cash and cash equivalents at the beginning of the period	10,392	31	22,095	97

Cash and cash equivalents at the end of the period	6,912	17,593	6,912	17,593

Supplemental disclosure of non-cash activities:
Issuance of ordinary shares upon conversion of convertible notes	-	979	-	979